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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 Amendment No. 5
                                       to
                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                         U.S. TIMBERLANDS COMPANY, L.P.
                       (Name of Subject Company (issuer))

                 U.S. Timberlands Acquisition Co., LLC - Offeror
            U.S. Timberlands Holdings Group, LLC - Parent of Offeror
             John M. Rudey - Controlling Member of Parent of Offeror
                   George R. Hornig - Member of Investor Group
                     (Name of 14d-1 and 13e-3 Filing Persons
            (identifying status as offeror, issuer or other person))

                                  COMMON UNITS
                         (Title of Class of Securities)

                                    902977107
                      (CUSIP Number of Class of Securities)

                                  John M. Rudey
                      Chief Executive Officer and President
                      U.S. Timberlands Holdings Group, LLC
                         625 Madison Avenue, Suite 10-B
                            New York, New York 10022
                            Telephone: (212) 755-1100
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

                              Martin Nussbaum, Esq.
                            Scott M. Zimmerman, Esq.
                      Swidler Berlin Shereff Friedman, LLP
                              405 Lexington Avenue
                            New York, New York 10174
                            Telephone: (212) 973-0111

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                            CALCULATION OF FILING FEE
               Transaction valuation*      Amount of filing fee
                     $25,425,954                $2,339.19
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*Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 8,475,318 Common Units, at a price of $3.00 per Common Unit, in cash. Such number of Common Units represents all of the Common Units outstanding as of November 15, 2002, less the Common Units already beneficially owned by the Buyer and its affiliates, plus the number of Common Units underlying options outstanding as of such date, less the number of Common Units underlying such options that are already beneficially owned by the Buyer and its affiliates.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: $2,237.19 on November 15, 2002, $102.00 on January 6, 2003
      Form or Registration No.: Schedule TO-T, Schedule TO-T/A
      Filing Party: U.S. Timberlands Acquisition Co., LLC
      Date Filed: November 15, 2002, January 6, 2003

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transaction to which the statement relates:

      |X|   third-party tender offer subject to Rule 14d-1.
      |_|   issuer tender offer subject to Rule 13e-4.
      |X|   going-private transaction subject to Rule 13e-3.
      |_|   amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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

      This Amendment No. 5 to Schedule TO amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO initially filed with the Securities and Exchange Commission (the "SEC") on November 15, 2002, as amended and supplemented by Amendment No. 1 to the Schedule TO filed with the SEC on January 6, 2003, Amendment No. 2 to the Schedule TO filed with the SEC on January 17, 2003, Amendment No. 3 to the Schedule TO filed with the SEC on January 24, 2003 and Amendment No. 4 to the Schedule TO filed with the SEC on January 31, 2003 (as amended and supplemented, the "Schedule TO") by U.S. Timberlands Acquisition Co., LLC, a Delaware limited liability company (the "Buyer") (a wholly-owned subsidiary of U.S. Timberlands Holdings Group, LLC, a Delaware limited liability company ("Holdings") of which John M. Rudey is the controlling member), Holdings, Mr. Rudey and George R. Hornig. Mr. Rudey is also the Chairman of the Board, Chief Executive Officer and President of U.S. Timberlands Services Company, L.L.C. (the "General Partner"), the general partner of U.S. Timberlands Company, L.P. (the "Company"), and Mr. Hornig is a director of the General Partner. The Schedule TO relates to the offer by the Buyer to purchase all of the outstanding common units of the Company (the "Common Units") not owned by Holdings, the Buyer, the General Partner or their affiliates at a purchase price of $3.00 per Common Unit, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 15, 2002 (the "Offer to Purchase"), as amended and supplemented by the Amendment and Supplement to Offer to Purchase dated February 7, 2003 (the "Offer Supplement"), and in the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase, the related Letter of Transmittal and the Offer Supplement have been filed as Exhibits 99(a)(1), 99(a)(2), 99(a)(11) respectively, to the Schedule TO. Capitalized terms used herein but not otherwise defined have the meanings ascribed to those terms in the Offer to Purchase.

      Unless otherwise stated below, the information set forth in the Schedule TO, including all schedules and annexes thereto, and the Offer Supplement is hereby expressly incorporated herein by reference in response to all items of this Amendment No. 5 to Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO. You should read this Amendment No. 5 to Schedule TO together with the Schedule TO filed with the SEC on November 15, 2002, as amended by Amendment No. 1 to Schedule TO filed with the SEC on January 6, 2003, Amendment No. 2 to Schedule TO filed with the SEC on January 17, 2003, Amendment No. 3 to Schedule TO filed with the SEC on January 24, 2003 and Amendment No. 4 to Schedule TO filed with the SEC on January 31, 2003.

ITEM 1 AND 4

      Items 1 and 4 of Schedule TO are hereby amended and supplemented by adding the following information:

      On February 7, 2003, the Buyer extended the Offer until 12:00, midnight, New York City time, on February 26, 2003. The full text of the press release issued on February 7, 2003 announcing the extension is filed as Exhibit 99(a)(13) hereto.

ITEM 12

      Item 12 of Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.               Description
-----------               -----------
99(a)(11)                 Amendment and Supplement to Offer to Purchase dated
                          February 7, 2003.

99(a)(13)                 Text of press release issued by the Company dated
                          February 7, 2003.

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

                                   SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 2003

                                     U.S. TIMBERLANDS ACQUISITION CO., LLC

                                     By: /s/ John M. Rudey
                                         --------------------------------
                                     Name:  John M. Rudey
                                     Title: President

                                     U.S.  TIMBERLANDS HOLDINGS GROUP, LLC

                                     By: /s/ John M. Rudey
                                         --------------------------------
                                     Name:  John M. Rudey
                                     Title: President

                                     /s/ John M. Rudey
                                     ------------------------------------
                                     JOHN M. RUDEY

                                     /s/ George R. Hornig
                                     ------------------------------------
                                     GEORGE R. HORNIG

                                  EXHIBIT INDEX

Exhibit No.                Description
-----------                -----------
99(a)(11)                  Amendment and Supplement to Offer to Purchase dated
                           February 7, 2003.

99(a)(13)                  Text of press release issued by the Company dated
                           February 7, 2003.